SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

File No. 812-____

 APPLICATION FOR AN ORDER OF APPROVAL PURSUANT TO
SECTION 26(c) OF THE INVESTMENT COMPANY ACT OF 1940

TRANSAMERICA LIFE INSURANCE COMPANY
TRANSAMERICA CORPORATE SEPARATE ACCOUNT SIXTEEN
AND
TRANSAMERICA PREMIER LIFE INSURANCE COMPANY
WRL SERIES LIFE CORPORATE ACCOUNT

Communications, Notice and Order to:

Karen Carpenter, Esq.
Transamerica Life Insurance Company
Transamerica Premier Life Insurance Company
4333 Edgewood Road, NE
Cedar Rapids,  IA 52499

With Copies To:
Frederick R. Bellamy, Esq.
Sutherland Asbill & Brennan LLP
700 Sixth Street, NW, Suite 700
Washington, DC  20001-3980
___________________________________________
Dated:  February 26, 2016

33344185.10

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

In the Matter of:

TRANSAMERICA LIFE INSURANCE COMPANY
Transamerica Corporate Separate Account Sixteen

TRANSAMERICA PREMIER LIFE INSURANCE COMPANY
WRL Series Life Corporate Account

4333 Edgewood Road NE
Cedar Rapids, IA  52499

File No. 812-_____________

) ) ) ) ) ) ) ) ) ) ) ) ) ) )	APPLICATION FOR AN ORDER OF APPROVAL PURSUANT TO SECTION 26(c) OF THE INVESTMENT COMPANY ACT OF 1940

Transamerica Life Insurance Company ("TLIC") and its Transamerica Corporate Separate Account Sixteen ("Separate Account Sixteen"), and Transamerica Premier Life Insurance Company ("TPLIC," and together with TLIC, the "Companies" and each a "Company") and its WRL Series Life Corporate Account ("Corporate Account," together with Separate Account Sixteen, the "Separate Accounts" and each a "Separate Account") request that the Securities and Exchange Commission (the "Commission") issue an order pursuant to Section 26(c) of the Investment Company Act of 1940, as amended (the "1940 Act"), approving the substitution of shares of the VIP Government Money Market Portfolio, Initial Class (the "Replacement Portfolio") of the Fidelity Variable Insurance Products ("Fidelity VIP") for shares of the Money Market Portfolio (the "Existing Portfolio") of the Vanguard Variable Insurance Fund ("Vanguard VIF") held by the Separate Accounts to support certain variable life insurance
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policies offered by the Companies (the "Substitution"). The Companies and the Separate Accounts are collectively referred to herein as the "Applicants."
I.	DESCRIPTION OF THE COMPANIES, THE SEPARATE ACCOUNTS, AND THE POLICIES
A.	Transamerica Life Insurance Company
Transamerica Life Insurance Company (TLIC) is engaged in the sale of life and health insurance and annuity contracts. TLIC is a wholly-owned indirect subsidiary of Transamerica Corporation, which conducts most of its operations through subsidiary companies engaged in the insurance business or in providing financial services. All of the stock of Transamerica Corporation is indirectly owned by Aegon N.V. of The Netherlands, the securities of which are publicly traded. Aegon N.V., a holding company, conducts its business through subsidiary companies engaged primarily in the insurance business. TLIC is licensed in all states except New York, and is also licensed in the District of Columbia, Guam, Puerto Rico and the U.S. Virgin Islands.
TLIC was purchased from NN Corporation, Milwaukee, Wisconsin on December 31, 1975, and was redomiciled in Iowa on June 30, 1976. TLIC was initially named NN Investors Life Insurance Company, Inc. NN Investors Life Insurance Company, Inc. changed its name to PFL Life Insurance Company effective January 1, 1991. PFL Life Insurance Company then changed its name to Transamerica Life Insurance Company effective March 1, 2001.
The home office of TLIC is located at 4333 Edgewood Road, NE, Cedar Rapids, Iowa 52499. As of December 31, 2015, TLIC had total assets of approximately $126 billion.
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B.	Transamerica Corporate Separate Account Sixteen
Transamerica Corporate Separate Account Sixteen ("Separate Account Sixteen") is established under Iowa law and meets the definition of "separate account" as defined in Section 2(a)(37) of the 1940 Act. Separate Account Sixteen is registered with the Commission under the 1940 Act as a unit investment trust.1 The assets of Separate Account Sixteen support certain flexible premium variable adjustable life insurance policies (each an "Advantage X Policy") that are offered to corporations and partnerships that meet certain conditions. Interests in Separate Account Sixteen are offered through the Advantage X Policies and have been registered under the Securities Act of 1933 ("1933 Act") on Form N-6 (File No. 333-109579).
TLIC is the legal owner of the assets in Separate Account Sixteen. The assets of Separate Account Sixteen cannot be used to pay any of TLIC's liabilities other than those arising from the Advantage X Policies and other TLIC variable life insurance policies that invest in Separate Account Sixteen. Separate Account Sixteen is segmented into subaccounts, and one of those subaccounts invests exclusively in the Existing Portfolio. Each subaccount's income, gains, and losses, whether or not realized, are credited to or charged against the amounts allocated to that subaccount in accordance with the terms of the Advantage X Policy without regard to other income, gains, or losses of the remaining subaccounts or of TLIC. If the assets of Separate Account Sixteen exceed the required reserves and other liabilities, TLIC may transfer the excess to its general account.

1 File No. 811-21440. Pursuant to Rule 0-4 under the 1940 Act, this file and other files cited herein are hereby incorporated by reference to the extent necessary to support and supplement the descriptions and representations in this Application.
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C.	TPLIC
Transamerica Premier Life Insurance Company (formerly, Monumental Life Insurance Company2) was incorporated under the laws of the State of Maryland on March 5, 1858, and was re-domesticated to the State of Iowa on April 1, 2007. TPLIC is engaged in the sale of life and health insurance and annuity policies.
TPLIC is a wholly-owned indirect subsidiary of Transamerica Corporation, which conducts most of its operations through subsidiary companies engaged in the insurance business or in providing financial services. All of the stock of Transamerica Corporation is indirectly owned by Aegon N.V. of The Netherlands, the securities of which are publicly traded. Aegon N.V., a holding company, conducts its business through subsidiary companies engaged primarily in the insurance business. TPLIC is licensed in the District of Columbia, Guam, Puerto Rico and all states except New York.
The home office of TPLIC is located at 4333 Edgewood Road, NE, Cedar Rapids, Iowa 52499. As of December 31, 2015, TPLIC had total assets of approximately $41.6 billion.
D.	WRL Series Life Corporate Account
WRL Series Life Corporate Account was a separate account of Western Reserve Life Assurance Co. of Ohio, established under Ohio law. Effective October 1, 2014, Western Reserve Life Assurance Co. of Ohio merged with and into TPLIC, and the Corporate Account was re‑domesticated under the laws of the State of Iowa and re-established under TPLIC.
The Corporate Account meets the definition of "separate account" as defined in Section 2(a)(37) of the 1940 Act. The Corporate Account is registered with the Commission under the

2 On July 31, 2014, Monumental Life Insurance Company changed its name to Transamerica Premier Life Insurance Company.
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1940 Act as a unit investment trust.3   The assets of the Corporate Account support certain flexible premium variable adjustable life insurance policies (each an "Advantage IV Policy"),  that are offered to corporations and partnerships that meet certain conditions. Interests in the Corporate Account are offered through the Advantage IV Policies and have been registered under the 1933 Act on Form N-6 (File No. 333-199048).4
TPLIC is the legal owner of the assets in the Corporate Account. The assets of the Corporate Account cannot be used to pay any of TPLIC's liabilities other than those arising from the Advantage IV Policies and other TPLIC variable life insurance policies that invest in the Corporate Account. The Corporate Account is segmented into subaccounts, and one of those subaccounts invests exclusively in the Existing Portfolio. Each subaccount's income, gains, and losses, whether or not realized, are credited to or charged against the amounts allocated to that subaccount in accordance with the terms of the Advantage IV Policy without regard to other income, gains, or losses of the remaining subaccounts or of TPLIC. If the assets of the Corporate Account exceed the required reserves and other liabilities, TPLIC may transfer the excess to its general account.

3 File No. 811-08833.
4 The Advantage IV Policies are no longer offered for new sales. TPLIC has ceased updating the registration statements for the Advantage IV Policies in reliance on Great-West Life & Annuity Ins. Co. (pub. avail. Oct. 23, 1990) (the "Great-West Letter"). The Great-West Letter permits separate accounts registered with the Commission as unit investment trusts under the 1940 Act to cease filing annual post‑effective amendments to registration statements and delivering updated prospectuses to variable policy owners after the issuing insurance company has stopped selling new contracts, provided certain reporting and other conditions set forth in the no-action letter are met.
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E.	The Policies
The Advantage X Policies and the Advantage IV Policies (collectively, the "Policies") have been issued as flexible premium variable adjustable life insurance policies offered to corporations and partnerships that meet the following conditions:
•	a minimum of five (5) policies are issued, each covering a different insured, or
•	the aggregate annualized first-year planned premium for all policies is at least $100,000.
A Policy owner can allocate some or all of the cash value of the Policy to one or more subaccounts available as investment options under the Policy. Each subaccount corresponds to a portfolio of an underlying registered open-end management investment company in which the Separate Account invests. Advantage X Policy owners may also invest in a fixed account investment option that credits a specified guaranteed interest rate and is supported by assets of the general account of TLIC.
By the terms of each Policy (and as set forth in the related Policy prospectus), Policy owners can transfer Policy cash value among the subaccounts, subject to certain prescribed restrictions. There are no limits on the number of transfers permitted each Policy year, but the minimum amount that can be transferred is the lesser of $500 or the Policy value remaining in the subaccount. TLIC and TPLIC each reserves the right to assess a transfer charge (maximum $25) on each transfer among subaccounts after the first twelve in a Policy year. In addition, TLIC reserves the right to impose restrictions on the timing and amounts of transfers made by Advantage X Policy owners from the fixed account investment option to one or more subaccounts. Both TLIC and TPLIC have developed policies and procedures to detect and deter disruptive trading.
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Furthermore, in the policy form for their respective Policies, TLIC and TPLIC each reserve the right to add or remove subaccounts. The Statement of Additional Information ("SAI") for each of the Policies provides that TLIC or TPLIC reserves the right, subject to compliance with applicable law, to add new portfolios, close existing portfolios, or substitute portfolio shares held by any subaccount for shares of a different portfolio.5
II.	THE EXISTING PORTFOLIO—VANGUARD MONEY MARKET PORTFOLIO
Vanguard VIF was organized as a Maryland corporation on November 20, 1989, before becoming a Pennsylvania business trust on November 29, 1989, and a Delaware statutory trust on January 28, 1998. Vanguard VIF is registered under the 1940 Act as an open-end management investment company.6  Vanguard VIF currently consists of seventeen portfolios, one of which, the Vanguard Money Market Portfolio, would be involved in the proposed Substitutions. Vanguard VIF has registered shares of the Vanguard Money Market Portfolio under the 1933 Act on Form N-1A (File No. 033‑32216).
The Vanguard Group, Inc. ("Vanguard") serves as the investment adviser to the Vanguard Money Market Portfolio. Vanguard provides investment advisory services on an at‑cost basis to eleven of the portfolios of Vanguard VIF, including the Vanguard Money Market Portfolio, under the overall supervision of the board of trustees of Vanguard VIF. Vanguard has the responsibility for making all investment decisions for the Vanguard Money Market Portfolio and receives an investment management fee from the Portfolio. Vanguard is a registered

5 More specifically, each of the Companies reserves the right to substitute new portfolios for any existing portfolios if shares of the portfolio are no longer available for investment or if, in the Company's judgment, investment in a portfolio is no longer appropriate in light of the purposes of the Separate Account.
6 File No. 811-05962.
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investment adviser and its principal business address is 400 Devon Park Drive, MS 249, Wayne, PA 19087.
Vanguard, Vanguard VIF,  and its portfolios, are not affiliated with the Applicants.
III.	THE REPLACEMENT PORTFOLIO—VIP GOVERNMENT MONEY MARKET PORTFOLIO
Fidelity VIP was created under an initial declaration of trust dated September 9, 1989. It is registered under the 1940 Act as an open-end management investment company.7  Fidelity VIP currently consists of thirty-two portfolios, one of which, the VIP Government Money Market Portfolio, would be involved in the proposed Substitution as the Replacement Portfolio. Fidelity VIP has registered shares of the Replacement Portfolio under the 1933 Act on Form N-1A (File No. 033-17704).
Fidelity Management & Research Company ("FMR") serves as the manager of each portfolio of Fidelity VIP. As the manager, FMR has overall responsibility for directing portfolio investments and handling the Fidelity VIP's business affairs. FMR receives an investment management fee from each portfolio. FMR is a registered investment adviser and its principal business address is 245 Summer Street, Boston, Massachusetts 02210. Fidelity Investments Money Management, Inc. ("FIMM") and other affiliates of FMR serve as sub‑advisers for the VIP Government Money Market Portfolio. FIMM has the day-to-day responsibility of choosing investments for the VIP Government Money Market Portfolio. Other affiliates of FMR may provide investment research and advice for the VIP Government Money Market Portfolio.
FMR, FIMM, Fidelity VIP, and its portfolios, are not affiliated with the Applicants.

7 File No. 811-05361.
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The Replacement Portfolio is currently available as an investment option under the Advantage IV Policy, and the subaccount investing in the Replacement Portfolio is currently available for the allocation of premium payments and the transfer of Policy cash value.
IV.	THE PROPOSED SUBSTITUTIONS
A.	Proposed Substitutions
TLIC, on its own behalf and on behalf of Separate Account Sixteen, and TPLIC, on its own behalf and on behalf of the Corporate Account, each propose to exercise their contractual rights to add and remove subaccounts and to effect the substitution of a different underlying investment option for an underlying investment option currently available under their respective Policies. In particular, the Applicants request an order from the Commission pursuant to Section 26(c) of the 1940 Act approving the proposed substitution of shares of VIP Government Money Market Portfolio, the Replacement Portfolio, for shares of Vanguard Money Market Portfolio, the Existing Portfolio.
B.	Reasons for the Proposed Substitutions
The Companies are compelled by the combined actions of the Commission and Vanguard to propose the Substitutions. More specifically, as explained below, Vanguard is expelling the Separate Accounts from the Existing Portfolio. Substitutions of precisely this nature are exactly what the Commission put forth as the "solution" to the problems that the Rule 2a-7 amendments present for insurance companies issuing variable insurance products.8  The Companies have no other "business reason" for the proposed Substitutions.9

8 These problems are fully explained in various comment letters filed in response to the Commission's proposed "Money Market Fund Reforms" (see discussion infra pp. 10-12). See, e.g., Comment Letter from the Committee of Annuity Insurers in response to proposed rule "Money Market Reform:  Amendments to Form PF" (Sept. 17, 2013) available at https://www.sec.gov/comments/s7-03-13/s70313-183.pdf.
In the Money Market Fund Reforms adopting release, the Commission noted that:  (i) to the extent the liquidity fee and redemption gate requirements were incompatible with, among other things, the contractual requirements under an insurer's variable contracts, then the insurer could utilize a government money market fund (instead of a "prime" retail or institutional fund) as an alternative investment option under its variable contracts; and (ii) "filing with the Commission a substitution application under section 26(c)" in connection with that process may be a cost the insurer would need to bear. In this respect, the Applicants are simply pursuing a course of action that the Commission recognized that some insurers offering variable contracts would have no choice but to follow when the Commission adopted the Money Market Fund Reforms. The Commission not only considered this approach appropriate when the application of liquidity fees and redemption gates would be incompatible with the contractual requirements under variable contracts, but this is the only solution that the Commission offered to this problem. Money Market Fund Reform; Amendments to Form PF, 79 Fed. Reg. 47736 July 23, 2014 (Investment Company Act Release No. 31166; "Money Market Fund Reforms Adopting Release")
9 For this reason, there are no "legal precedents" for this type of substitution application, reflecting a response to the Rule 2a-7 Money Market Fund Reforms.
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Separate Accounts Being Expelled from Existing Portfolio to Comply with Money Market Fund Reforms. On July 23, 2014, the Commission adopted amendments to Rule 2a-7 under the 1940 Act (the "Money Market Fund Reforms") that, among other things, in effect:  (i) classify money market funds as retail, institutional, or government money market funds; and (ii) require money market funds classified as retail and institutional money market funds to have in place policies and procedures to implement liquidity fees and redemption gates by October 14, 2016.10
In the Money Market Fund Reforms Adopting Release, the Commission made clear that, under certain conditions, it would allow a money market fund to involuntarily redeem investors who would not meet new eligibility requirements of the existing money market fund that intended to qualify as a retail money market fund, in the limited circumstance of implementing a one-time reorganization to distinguish between retail and institutional money market funds

10 Money Market Fund Reforms Adopting Release, supra note 8.
Rule 2a-7 provides definitions for "retail money market fund" and "government money market fund." See Rule 2a‑7(a)(25) (defining a "retail money market fund" as a "money market fund that has policies and procedures reasonably designed to limit all beneficial owners of the fund to natural persons" and Rule 2a-7(a)(14) (defining a "government money market fund" as a "money market fund that invests 99.5% or more of its total assets in cash, government securities, and/or repurchase agreements that are collateralized fully"). Rule 2a-7 further provides that, under certain circumstances, the board of directors of the money market fund would have the discretion to impose a liquidity fee on redemptions from the money market fund, and to implement a redemption gate that would temporarily suspend redemptions from the fund.
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(either in separating classes into new funds or in ensuring that an existing fund only has retail or  institutional investors), in response to the Money Market Fund Reforms.11
In addition, the Division of Investment Management has stated that it also would not object if, outside the context of the exemptive relief provided in the Money Market Fund Reforms Adopting Release, a retail money market fund involuntarily redeemed investors who no longer met the eligibility requirements of the fund.12
Against this backdrop, Vanguard has notified the Companies that the Existing Portfolio intends to qualify as a "retail" money market fund no later than the October 14, 2016 compliance deadline (the Compliance Deadline").13 Vanguard has notified the Companies that to comply with Rule 2a-7, as amended, "institutional investors must be removed from retail‑designated money market funds no later than [the Compliance Deadline]." Accordingly, because the Policies were sold to corporations,14 the Separate Accounts are being involuntarily redeemed out

11 See Money Market Fund Reforms Adopting Release, supra note 8, at 47799 (providing that "[n]otwithstanding the prohibitions in section 22(e) of the Act, in the context of a one-time reorganization to distinguish between retail and institutional money market funds (either in separating classes into new funds or in ensuring that an existing fund only has retail or institutional investors), the Commission's position is that a fund may involuntarily redeem investors who no longer meet the eligibility requirements in a fund's retail and/or institutional money market funds without separate exemptive relief, provided that the fund notifies in writing such investors who become ineligible to invest in a particular fund at least 60 days before the redemption occurs"). In addition, the Commission will allow a one-time reorganization related specifically to effectuating a split of separate share classes to qualify as a retail money market fund, without separate exemptive relief.
12 See Division of Investment Management, 2014 Money Market Fund Reform Frequently Asked Questions (Revised January 13, 2016), available at https://www.sec.gov/divisions/investment/guidance/2014-money-market-fund-reform-frequently-asked-questions.shtml (Question 26--prescribing the circumstances in which the SEC staff would not object to a retail money market fund's involuntary redemption of investors who no longer meet the eligibility requirements of the fund).

13 Retail money market funds are permitted to maintain a stable net asset value, while institutional money market funds will have a floating net asset value.
14 While the Advantage IV Policies were originally sold to corporations, two Advantage IV Policies are currently owned by individuals. These two Policies presumably would qualify to invest in a retail money market fund, but we do not yet know whether the owners of those Policies would meet any other requirements that Vanguard would impose to confirm their status as natural persons. Even if Vanguard permits those two Advantage IV Policies to remain in the Vanguard Money Market Portfolio, it would make little sense for TPLIC to have two money market fund investment options in the Separate Account—one that is subject to liquidity fees and redemption gates and available only to the two Advantage IV Policies owned by individuals (i.e., the Existing Portfolio), and another that is available to the other Advantage IV Policy owners and is not subject to liquidity fees and redemption gates(i.e., the Replacement Portfolio). Applicants believe that a substitution that applies to all Advantage IV Policy owners is in the best interest of Advantage IV Policy owners.
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of the Existing Portfolio. Under these circumstances, as issuers of corporate owned and bank owned life insurance, the Companies are forced to find alternative money market fund investment choices for Policy owners.
Provide an Appropriate Substitute that Preserves Policy Owner Rights and Benefits. The Substitutions are proposed only because the Companies are forced to make an alternative money market investment option available under the Policies because, by the Compliance Deadline, the Existing Portfolio will no longer accept institutional investors (such as corporate owners of the Policies), and indeed will redeem and expel the Separate Accounts. Over the years, the annual operating expenses of the Existing Portfolio have been among the lowest (if not the lowest) in the industry. In selecting a replacement for the Existing Portfolio, the Companies seek to provide Policy owners with a low-cost money market fund investment option that allows institutional investors.
Applicants submit that the Replacement Portfolio is an appropriate substitute for the Existing Portfolio. Although the investment objectives and strategies of the Replacement Portfolio may differ somewhat from those of the Existing Portfolio (because it will be a government money market fund, as opposed to a "prime" retail or institutional money market fund), the Replacement Portfolio and the Existing Portfolio are both money market funds that seek to maintain a stable net asset per share of $1.00, provide income, and maintain liquidity. The Replacement Portfolio will allow Policy owners to continue to have access to a money market fund that not only is low-cost, but also poses practically no risk to the liquidity promised
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them under their Policies15—in contrast to the Existing Portfolio or other money market funds that do not qualify as government money market funds under the Money Market Fund Reforms and are subject to liquidity fees and redemption gates requirements under Rule 2a-7.16
No Cost or other Detriment to Policy owners. The proposed Substitutions are designed to provide Policy owners with an opportunity to continue their investment in a substantially similar Portfolio without interruption and without any cost to them. The Companies will bear all expenses incurred in connection with the Substitutions, including legal, accounting, transactional, and other fees and expenses, including any applicable brokerage expenses. In addition, the Substitutions will not impose any tax liability on Policy owners. The Substitutions will not cause the Policy fees and charges currently being paid by existing Policy owners to be greater immediately after the Substitutions than immediately before the Substitutions. The Policy cash value of each Policy owner affected by the Substitutions will not change as a result of the Substitutions.

15 Redemption gates would interfere with a Policy owner's rights to take withdrawals or surrenders, receive benefit payments, and make transfers.
16 This is equally true for Advantage IV Policy owners—whose current underlying fund lineup would be streamlined and no longer include both the Existing Portfolio and Replacement Portfolio as investment options, and Advantage X Policy owners—for whom the Existing Portfolio is the only current money market fund investment option.

C.	Description and Comparison of the Existing Portfolio and the Replacement Portfolio
Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio
Vanguard Money Market Portfolio	VIP Government Money Market Portfolio, Initial Class (Fidelity)
Investment Adviser	Investment Adviser (Subadviser)
The Vanguard Group, Inc. (Vanguard)	Fidelity Management & Research Company (FMR) Fidelity Investments Money Management, Inc. (FIMM) and other sub-adviser affiliates of FMR
Investment Objective	Investment Objective
The Portfolio seeks to provide current income while maintaining liquidity and a stable share price of $1.	The fund seeks as high a level of current income as is consistent with preservation of capital and liquidity. The fund is managed to maintain a stable $1.00 share price.
Principal Investment Strategies	Principal Investment Strategies
•Invests primarily in high-quality, short-term money market instruments, including certificates of deposit, banker's acceptances, commercial paper, Eurodollar and Yankee obligations, and other money market securities.
•Invests more than 25% of its total assets in the financial services industry.
•Maintains a dollar-weighted average maturity of 60 days or less and a dollar-weighted average life of 120 days of less.

•Normally investing at least 99.5% of total assets in cash, U.S. Government securities and/or repurchase agreements that are collateralized fully (i.e., collateralized by cash or government securities).
•Investing in U.S. Government securities issued by entities that are chartered or sponsored by Congress but whose securities are neither issued nor guaranteed by the U.S. Treasury.
•Investing in compliance with industry-standard regulatory requirements for money market funds for the quality, maturity, and diversification of investments.

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Principal Risks	Principal Risks
•Income Risk, which is the chance that the Portfolio's income will decline because of falling interest rates. Because the Portfolio's income is based on short-term interest rates-which can fluctuate significantly over short periods-income risk is expected to be high.
•Manager Risk, which is the chance that poor security selection will cause the Portfolio to underperform relevant benchmarks or other funds with a similar investment objective.
•Credit Risk, which is the chance that the issuer of a security will fail to pay interest or principal in a timely manner, or that negative perceptions of the issuer's ability to make such payments will cause the price of that security to decline. Credit risk should be very low for the Portfolio because it invests primarily in securities that are considered to be of high quality.
•Industry Concentration Risk, which is the chance that there will be overall problems affecting a particular industry. Because the Portfolio invests more than 25% of its assets in securities issued by companies in the financial services industry, the Portfolio's performance depends to a greater extent on the overall condition of that industry and is more susceptible to events affecting that industry.

•Interest Rate Changes. Interest rate increases can cause the price of a money market security to decrease.
•Issuer-Specific Changes. A decline in the credit quality of an issuer or a provider of credit support or a maturity-shortening structure for a security can cause the price of a money market security to decrease.

Applicants believe that the Replacement Portfolio is an appropriate replacement for the Existing Portfolio under the Policies. The Replacement Portfolio has an investment objective that is substantially identical to that of the Existing Portfolio. Notably, both the Replacement Portfolio and the Existing Portfolio: (i) seek current income as is consistent with preservation of capital and liquidity; (ii) seek to maintain a net asset value of $1.00 per share; and (iii) invest in U.S. dollar-denominated money market instruments and must comply with the portfolio composition regulatory requirements for money market funds under Rule 2a-7.
The primary difference in the implementation of investment strategies of the Replacement Portfolio and the Existing Portfolio is that the Replacement Portfolio must invest at
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least 99.5% of the Portfolio's total assets in cash, U.S. Government Securities, and/or repurchase agreements that are fully collateralized by cash or U.S. Government Securities. By contrast, the investment activities of the Existing Portfolio's investment adviser are not so constrained. In addition to the instruments in which the Replacement Portfolio may invest, the investment adviser for the Existing Portfolio may invest the Portfolio's assets to a greater extent in financial instruments such as, certificates of deposit, banker's acceptances, commercial paper rated at least Prime-1 by Moody's Investors Service, Inc. ("Moody's") or A-1 by Standard & Poor's, unrated debt securities issued by companies with a debt rating of A3 or better by Moody's or A- or better by Standard & Poor's, and short-term corporate, state, and municipal obligations rated A3 or better by Moody's or A- or better by Standard & Poor's. The Existing Portfolio may also invest in Eurodollar and Yankee obligations, which include certificates of deposit issued in U.S. dollars by foreign banks and foreign branches of U.S. banks. More than 25 percent of the Existing Portfolio's assets are and will continue to be invested in instruments issued by companies in the financial services industry, such as banks, insurance companies, real estate-related companies, securities firms, leasing companies, and other companies principally engaged in providing financial services to consumers and industry.
The Applicants submit that the difference in implementation of the investment strategy for the Replacement Portfolio should result in its being subject to less investment risk than the Existing Portfolio. In particular, the Money Market Fund Reforms' changes to the definition of government money market fund in Rule 2a-7 under the 1940 Act—which require that a government money market fund invest at least 99.5% of the portfolio's total assets in cash, U.S. Government Securities, and/or repurchase agreements that are fully collateralized by cash or
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U.S. Government Securities—likely result in the Replacement Portfolio having a lower risk profile than the Existing Portfolio.
The Existing Portfolio and the Replacement Portfolio are exposed to the risk of changing interest rates, which can cause the price of a money market security to decrease. Both Portfolios are also exposed to risks of investing in repurchase agreements, although Rule 2a-7 requires that any repurchase agreements entered in by the Replacement Portfolio be fully collateralized by cash or U.S. Government Securities.
For these reasons, and given the substantially identical investment objectives of the Replacement Portfolio and the Existing Portfolio, Applicants believe that the Replacement Portfolio would provide Policy owners with an appropriate money market fund investment option under the Policies without liquidity fees and redemption gates and with less investment risk.
Assets, Fees and Expenses of the Portfolios
As of October 31, 2015, the net assets of the Replacement Portfolio supporting Initial Class shares were approximately $865,194,221 while the net assets of the Existing Portfolio were approximately $1,200,591,369. The table below compares the fees and expenses of the Existing Portfolio (as of April 30, 2015) and the Replacement Portfolio as of November 30, 2015).
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	Existing Portfolio*	Replacement Portfolio**
	Vanguard Money Market Portfolio	VIP Government Money Market Portfolio, Initial Class
Management Fee	0.13%	0.17%
Distribution and/or Service Fees (12b-1 fees)	None	None
Other Expenses	0.03%	0.08%
Total Annual Portfolio Operating Expenses	0.16%	0.25%
Fee Waiver/Expense Reimbursement	None	None
Total – After Fee Waiver / Expense Reimbursement	0.16%	0.25%

*See Summary Prospectus for Vanguard Variable Insurance Fund Money Market Portfolio, April 30, 2015.
** See Summary Prospectus for Fidelity® Variable Insurance Products Government Money Market Portfolio (formerly, Money Market Portfolio)—Initial Class, Service Class, and Service Class 2, April 30, 2015, as revised November 30, 2015.
For the period covered by the most recent prospectuses for the Existing Portfolio (dated April 30, 2015) and the Replacement Portfolio (dated April 30, 2015, and summary prospectus dated April 30, 2015, as revised November 30, 2015), the management fee and total annual portfolio operating expenses of the Replacement Portfolio were higher than those of the Existing Portfolio. Even under these circumstances, the Applicants believe that the Replacement Portfolio compares favorably to other money market funds, generally,17 and more particularly, to money market funds—such as the Existing Portfolio—that do not qualify as government money market funds under the Money Market Fund Reforms. In the latter regard, Applicants note that because it is a government money market fund that is not subject to the liquidity fee and redemption gate requirements of Rule 2a-7 under the 1940 Act, the Replacement Portfolio poses less risks to the

17 In this regard, Applicants note that the total annual fund operating expenses of the Replacement Portfolio are substantially lower than those of the money market portfolio of the affiliated Transamerica Series Trust, as well as those of the money market portfolios offered by other, unaffiliated, investment companies with series / portfolios that are available as investment options under variable insurance products.
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liquidity promised to Policy owners than do money market funds, such as the Existing Portfolio, that are subject to the liquidity fee and redemption gate requirements.
Performance of the Portfolios
The yield for the Existing Portfolio for the seven days ending December 31, 2015 was 0.32% while the yield for the Replacement Portfolio for the same seven day period was 0.05%. The chart below compares the average annual total returns for the Existing Portfolio and the Replacement Portfolio for the one-year, five-year and ten-year periods as of December 31, 2015. The Existing Portfolio outperformed the Replacement Portfolio over the one- and five-year periods; the performance of the Existing Portfolio and the Replacement Portfolio over the ten-year period is comparable.18
Portfolio	1 Year	5 Years	10 Years
Existing Portfolio	0.15%	0.13%	1.44%
Replacement Portfolio	0.03%	0.06%	1.42%

D.	Policies and Procedures for the Proposed Substitutions
To effectuate the Substitutions, the Applicants propose to follow the policies and procedures set forth below.
1.	Implementation
Redemption or Purchase of Shares. The Companies will effect the Substitutions as soon as practicable following the issuance of the requested order. As of the effective date of the Substitutions (the Substitution Date), the Separate Accounts will redeem shares of the Existing Portfolio for cash. The proceeds of such redemptions will then be used to purchase shares of the

18 The performance information in the chart above reflects a period before the Replacement Portfolio transitioned to a government money market fund.
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Replacement Portfolio, as each subaccount of the Separate Accounts will invest the proceeds of its redemption from the Existing Portfolio in the Replacement Portfolio.
Redemption requests and purchase orders will be placed simultaneously so that Policy cash values will remain fully invested at all times. All redemptions of shares of the Existing Portfolio and purchases of shares of the Replacement Portfolio will be effected in accordance with Section 22(c) of the 1940 Act and Rule 22c-1 thereunder, and the Participation Agreements between TLIC or TPLIC and Fidelity VIP or Vanguard VIF. Each Substitution will take place at relative net asset value determined on the Substitution Date pursuant to Section 22(c) of the 1940 Act and Rule 22c-1 thereunder, with no change in the amount of any Policy owner's Policy cash value or life insurance benefit or in the dollar value of his or her investments in any of the subaccounts. The procedures to be implemented are sufficient to assure that each Policy owner's cash value immediately after the Substitution will be equal to the Policy owner's cash value immediately before the Substitution.
Policy owners will not incur any fees or charges as a result of the Substitutions. Nor will a Policy owner's rights or a Company's obligations under that Policy be altered in any way. The Substitutions will not change Policy owners' insurance benefits under their respective Policies. The Companies will pay all expenses incurred in connection with the Substitutions, including legal, accounting, transactional, and other fees and expenses, including any applicable brokerage expenses. In addition, the Substitutions will not impose any tax liability on Policy owners, nor will the Substitutions alter any tax benefits associated with the Policies. The Substitutions will not cause the Policy fees and charges currently being paid by Policy owners to be greater immediately after the Substitution than immediately before the Substitution.
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In addition, redemptions and repurchases that occur in connection with effecting the Substitutions will not count as a transfer for purposes of assessing any transfer fees and will not be subject to any transfer limitations that may otherwise be imposed by the Companies under their respective policy forms. From the date of the Pre-Substitution Notice (discussed below) through thirty days following the Substitution Date, Policy owners can make one transfer of Policy cash value from the subaccount investing in the Existing Portfolio (before the Substitution) or the Replacement Portfolio (after the Substitution) to any other available investment option under their respective Policies without charge (including sales charges or surrender charges) and without imposing any transfer limitations. Further, on the Substitution Date, Policy cash value attributable to investments in the Existing Portfolio will be transferred to the Replacement Portfolio without charge (including sales charges or surrender charges) and without being subject to any limitations on transfers. Finally, neither Company will exercise any right it may have under its Policy to impose restrictions on transfers between subaccounts of its respective Separate Account for a period of at least thirty (30) days following the Substitution Date.19
Finally, before effecting any Substitution, each Company shall have satisfied itself that:  (i) its Policies allow the substitution of portfolios in the manner contemplated by the Substitutions and related transactions described herein; (ii) the transactions can be consummated as described in this Application under applicable state insurance laws; and (iii) any applicable regulatory requirements in each jurisdiction where the Policies have been sold have been complied with to the extent necessary to complete the transactions.

19 An exception to this would be restrictions that the Companies may impose to detect or deter disruptive, frequent trading activities by Policy owners or their agents.
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Limits on Revenue Sharing. The investment management fee and the total annual expenses (after fee waiver and reimbursements) for the Replacement Portfolio are higher than those of the Existing Portfolio based on the most current prospectuses for each Portfolio. However, the proposed Substitutions and the selection of the Replacement Portfolio were not motivated by any financial consideration paid or to be paid to TLIC or TPLIC or their affiliates by the Existing Portfolio, its adviser or underwriter (or their affiliates). Rather, as explained above, the Substitutions are proposed because the Companies are forced to find an alternative money market fund investment option for the Policies in order to comply with Rule 2a-7 in accordance with and following the Commission's statements and explanations in the Money Market Reforms Adopting Release.
Unlike other substitution applications that have been filed in the past in other circumstances, here the Companies are not proposing the Substitutions for their own business reasons; rather, the combined actions of the Commission and Vanguard have forced this situation upon the Companies. Moreover, the Substitutions proposed here do not present any actual or potential conflict of interest, in that (i) the Companies and the Replacement Portfolio (and/or its advisers) are not under common control or otherwise affiliated; and (ii) there will not be "revenue sharing" with respect to the Separate Accounts and the Replacement Portfolio for at least three years following the substitution date.
Currently, there is no "revenue sharing arrangement" between either Company and the Existing Portfolio, its adviser or underwriter (or their affiliates)—that is, neither Company receives payments from the Existing Portfolio, its adviser or underwriter (or their affiliates) in connection with administrative, marketing and other support services that the Company (and its affiliates) provide and expenses the Company incurs in connection with the Separate Accounts or
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selling the Policies. With respect to the proposed Substitutions, neither TLIC nor TPLIC intends to enter into "revenue sharing arrangements" (as described above) with the Replacement Portfolio, its affiliates or underwriter (or their affiliates) in connection with assets attributable to Policies affected by the Substitutions. Even under these circumstances (with the Substitutions being proposed not for business reasons, but solely to comply with new Commission regulatory requirements, and with there being no affiliations involved with either the Existing or Replacement Portfolios), each Company represents that for at least three years immediately after the Substitution Date, it will not receive any payments from the Replacement Portfolio, its adviser or underwriter (or their affiliates) for administrative, marketing and other support services that the Company (and its affiliates) provide and expenses the Company incurs in connection with the Replacement Portfolio.
2.	Policy Owner Notifications
Policy owners will be notified of the proposed Substitution by means of a prospectus supplement ("Pre-Substitution Notice") for each of the Policies at least thirty (30) days before the Substitution Date. A Pre-Substitution Notice will notify Advantage X Policy owners of TLIC's intent to implement the Substitution and that TLIC has filed this Application to obtain the necessary approval from the Commission to effect the Substitution, and to the extent feasible will set forth the anticipated Substitution Date. Similarly, a Pre-Substitution Notice will notify Advantage IV Policy owners of TPLIC's intent to implement the Substitution and that TPLIC has filed this Application to obtain the necessary approval from the Commission to effect the Substitution, and to the extent feasible will set forth the anticipated Substitution Date. In addition, each Pre‑Substitution Notice will:
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•
Advise Policy owners that Policy cash values attributable to investments in the Existing Portfolio will be transferred to the Replacement Portfolio, without any charge that would otherwise apply to such transaction (including sales charges or surrender charges) and without being subject to any limitations on transfers, on the Substitution Date;

•
State that, from the date of the Pre-Substitution Notice through the date thirty (30) days after the Substitution, Policy owners can make one transfer of cash value from the subaccount investing in the Existing Portfolio (before the Substitution Date) or the Replacement Portfolios (after the Substitution Date) to any other available investment option under the Policy without any charge that would otherwise apply (including sales charges or surrender charges) and without imposing any transfer limitations; and

•
Inform Policy owners that, except as described in the "Disruptive Trading and Market Timing" section of the relevant prospectus, the Company will not exercise any right it may have under the Policies to impose additional restrictions on transfers between the subaccounts of the Separate Accounts, including any limitation on the number of transfers permitted, for a period from the date of the Pre-Substitution Notice through the date thirty (30) days following the Substitution Date.

Further, at least 30 days before the Substitution Date all affected Policy owners will have received the most recent prospectus for the Replacement Portfolio. Finally, within five (5) business days following the Substitution Date, Policy owners affected by the Substitution will receive a written confirmation that the Substitutions were carried out as previously notified. This confirmation will restate the information set forth in the Pre‑Substitution Notice (modified as appropriate to reflect that the Substitutions have taken place) and will include the account values immediately before and immediately after the Substitution.
3.	State Approval
The Companies will seek approval of the proposed Substitutions from any state insurance regulators whose approval may be necessary or appropriate.
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V.	Conditions to Relief
Applicants agree that any order granting the requested relief will be subject to the following conditions:
1.
The Substitutions will not be effected unless the Applicants determine that: (a) the substitution of shares of registered open-end investment companies in the manner contemplated by the Application is permitted under the Policies; (b) the Substitutions can be consummated as described in the Application under applicable insurance laws; and (c) any applicable  regulatory requirements in each jurisdiction where the Policies are qualified for sale have been complied with to the extent necessary to complete the Substitutions.

2.
The Applicants or their affiliates will pay all expenses incurred in connection with the Substitutions, including legal, accounting, transactional, and other fees and expenses, including any applicable brokerage expenses. No fees or charges will be assessed to the affected Policy owners to effect the Substitutions.

3.
The Substitutions will be effected at the relative net asset values of the respective shares of the Existing and Replacement Portfolios in conformity with Section 22(c) of the 1940 Act and Rule 22c-1 thereunder (and the applicable Participation Agreements) without the imposition of any transfer or similar charges by Applicants. The Substitutions will be effected without change in the amount or cash value of any Policies held by affected Policy owners.

4.	The Substitutions will not alter the tax treatment of affected Policy owners in connection with their Policies, and no tax liability will arise for Policy owners as a result of the Substitutions.
5.	The rights or obligations of the Applicants under the Policies of affected Policy owners will not be altered in any way. The Substitutions will not adversely affect any riders under the Policies.
6.
Affected Policy owners will be permitted to make at least one transfer of Policy cash value from the subaccount investing in the Existing Portfolio (before the Substitution Date) or the Replacement Portfolio (after the Substitution Date) to any other subaccount available as an investment option under the Policy without charge for a period beginning at least 30 days before the Substitution Date through at least 30 days following the Substitution Date. Except as described in the "Disruptive Trading and Market Timing" section of the relevant prospectus, each Company will not exercise any right it may have under its respective Policy to impose restrictions on transfers between the subaccounts of the Separate Accounts,

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7.	including limitations on the future number of transfers, for a period beginning at least 30 days before the Substitution Date through at least 30 days following the Substitution Date.
8.
All affected Policy owners will be notified, at least 30 days before the Substitution Date about:  (i) the intended substitution of the Existing Portfolio with the Replacement Portfolio; (ii) the intended Substitution Date; and (iii) information with respect to transfers as set forth in Condition 6 above. In addition, the Applicants will deliver to all affected Policy owners, at least thirty (30) days before the Substitution Date, a prospectus for the Replacement Portfolio.

9.
Within five (5) business days of the Substitution Date, Applicants will deliver to each affected Policy owner a written confirmation that will include: (i) a confirmation that the Substitution was carried out as previously notified; (ii) a restatement of the information set forth in the Pre-Substitution Notice (as appropriately modified to reflect that the Substitution has taken place); and (iii) account values immediately before and after the Substitution.

10.
In addition, for at least three years immediately after the Substitution Date, neither Company will receive any payments from the Replacement Portfolio, its adviser or underwriter (or their affiliates) in connection with  administrative, marketing and other support services that the Company (and its affiliates) provide and expenses the Company incurs in connection with the Replacement Portfolio.

VI.	Request for Order of Approval under Section 26(c) of the 1940 Act
The Applicants request that the Commission issue an order pursuant to Section 26(c) of the 1940 Act approving the proposed Substitutions.
A.	Applicable Law
Section 26(c) of the 1940 Act (formerly, Section 26(b)) prohibits any depositor or trustee of a unit investment trust that invests exclusively in the securities of a single issuer from substituting the securities of another issuer without the approval of the Commission. Section 26(c) provides that such approval shall be granted by order of the Commission if the evidence establishes that the substitution is consistent with the protection of investors and the purposes of the 1940 Act.
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Section 26(c) was intended to provide for Commission scrutiny of proposed substitutions that could, in effect, force shareholders dissatisfied with the substitute security to redeem their shares, thereby possibly incurring a loss of the sales load deducted from initial premium, an additional sales load upon reinvestment of the proceeds of redemption, or both.20   Section 26(c) was designed to forestall the ability of a depositor to place holders of interests in a unit investment trust in situations in which a holder's only choice would be to continue an investment in an unsuitable underlying security, or to elect a costly and, in effect, forced redemption. For the reasons described below, the Applicants submit that the Substitutions meet the standards set forth in Section 26(c) and that, if implemented, the Substitutions do not raise any of the aforementioned concerns that Congress intended to address when the 1940 Act was amended to include this provision.
B.	Basis for a Section 26(c) Order
As indicated in Section I.E. of this Application ("The Policies"), the Companies have reserved the right under the Policies to add and remove subaccounts of their respective Separate Accounts and to effect the substitution of shares of a registered open-end management investment company for shares of an underlying registered open‑end management investment company that are currently offered as an investment option under the Policies. The Policies and Policy prospectuses and SAIs disclose these rights. Each Company has reserved these rights to protect itself, its Separate Accounts, and the Policy owners in situations where any of them might be harmed or disadvantaged by events affecting the issuer of the securities held by a Separate Account. Additionally, each Company intended the reservation of these rights to preserve the

20 House Comm. Interstate Commerce, Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong. 2d Session 337 (1966).
33344185.10

opportunity to replace investment options available under its Policies in those situations where a substitution could benefit the Company, its Separate Accounts, and Policy owners.
The Replacement Portfolio and the Existing Portfolio have substantially identical investment objectives and similar investment strategies. Further, the Existing Portfolio and the Replacement Portfolios have similar, and in many cases, substantially similar, investment policies and risks. To the extent that differences in risks and strategies do exist, the Applicants believe that these differences do not introduce Policy owners to any greater risks than before the Substitution. On the contrary, Applicants believe, for the reasons previously stated in this Application, that the Replacement Portfolio presents less investment risk for Policy owners than the Existing Portfolio. In addition, the proposed Substitutions retain for Policy owners the investment flexibility and expertise in asset management, which are core investment features of the Policies. Any impact on the investment programs of affected Policy owners should be negligible.
Furthermore, the ultimate effect of the Substitutions would be to comply with Rule 2a-7 by providing Policy owners that no longer meet the eligibility requirements of the Existing Portfolio on the Compliance Deadline with an investment option that, unlike the Existing Portfolio, is not subject to the liquidity fees and redemption gates requirements of Rule 2a-7 and, therefore, poses less risk to the liquidity promised to the Policy owners (i.e., their ability to make withdrawals, surrenders and transfers, and to receive Policy benefits). The proposed Substitutions will not reduce in any manner the nature or quality of the current available investment options. Each Substitution protects the Policy owners who have Policy cash value allocated to the Existing Portfolio by providing a substantially similar, low cost, Replacement Portfolio.
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In determining what conditions and standards are appropriate for the proposed Substitutions, the Applicants particularly note, as explained above, that they are simply pursuing a course of action that the Commission recognized that some insurers offering variable contracts would have no choice but to follow when the Commission adopted the Money Market Fund Reforms, that this is the only solution that the Commission offered to this problem, and that the proposed Substitutions are exactly what the Commission and its staff put forth as the solution to the problem. Specifically:
•
The Commission has taken the position that, in response to the Money Market Fund Reforms, retail money market funds such as the Existing Portfolio can involuntarily redeem investors who no longer meet the disclosed eligibility requirements of a newly established or existing money market fund.

•
No later than the Compliance Deadline, the Existing Portfolio will not be available for investment by institutional investors. As issuers of corporate owned and bank owned life insurance (such as the Policies), the Companies must find an alternative money market fund investment option for the Policies to comply with Rule 2a-7. The Substitutions are proposed not for business reasons, but for compliance with the Commission's Money Market Reforms.

•
The proposed Substitutions and the selection of the Replacement Portfolio were not motivated by any financial consideration paid or to be paid to TLIC or TPLIC or their affiliates by the Existing Portfolio, its adviser or underwriter (or their affiliates) (i.e., by revenue sharing).

•	The Replacement Portfolio is not an affiliated fund of either Company.
Over the years, the annual operating expenses of the Existing Portfolio have been among the lowest (if not the lowest) in the industry. The Applicants recognize the importance of selecting a replacement for the Existing Portfolio that provides Policy owners with a low-cost money market fund investment option that is not subject to the liquidity fees and redemption gates requirements under Rule 2a 7 and, therefore, poses less risk to the liquidity promised the Policy owners (i.e., their ability to make withdrawals, surrenders and transfers, and to receive Policy benefits). Under these circumstances, the Applicants submit that a three-year revenue sharing cap (of zero), is appropriate and consistent with the protection of investors.
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The Applicants submit that the proposed Substitutions are not the type that Section 26(c) was designed to prevent because they will not result in costly forced redemptions, nor will they affect other aspects of the Policies. With respect to the former, in the current situation, Policy owners are contractually provided discretion to allocate premium payments and reallocate their Policy cash value among the investment options available under the Policies. Accordingly, after the proposed Substitutions, each Policy owner retains the right to transfer his / her investment in the Replacement Portfolio to any other investment alternative available under his / her Policy. In this regard, the proposed Substitutions retain for Policy owners the investment flexibility that is a central feature of the Policies.
In addition, the Applicants will offer Policy owners the opportunity to transfer amounts out of the affected subaccounts without any cost or other penalty (other than those necessary to implement policies and procedures designed to detect and deter disruptive trading and market timing activity) that may otherwise have been imposed for a period beginning on the date of the Pre-Substitution Notice and ending no earlier than 30 days after the Substitution. The Substitutions, therefore, will not result in the type of costly forced redemptions that Section 26(c) was designed to prevent.
The proposed Substitutions are also unlike the type of substitution that Section 26(c) was designed to prevent in that the Substitutions have no impact on other aspects of the Policies. Specifically, the proposed Substitutions will not affect the type of benefits offered by the Companies under the Policies, or numerous other rights and privileges associated with the Policies. Instead, given that investment in the Replacement Portfolio would not subject Policy owners to liquidity fees and redemption gates while investment in the Existing Portfolio may subject Policy owners to such restrictions on redemption, the proposed Substitutions, if
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undertaken, would help ensure that Policy owner rights to withdraw Policy cash value, and Policy owner transfer privileges, would be preserved. In deciding to purchase a Policy, a Policy owner may have considered the Company's size, financial condition, and its reputation for service. These factors will not change as a result of the proposed Substitutions, nor will the life insurance and tax benefits afforded under the Policies held by any affected Policy owners.
Moreover, as noted above, the proposed Substitutions are distinct because they are necessitated by the imperative for the Companies to find an alternative money market fund investment option for the Policies to comply with Rule 2a-7.
C.	Request for an Order Pursuant to Section 26(c)
The Applicants request an order of the Commission pursuant to Section 26(c) of the 1940 Act approving the proposed Substitutions. The Applicants submit that, for the reasons stated above, the Substitutions are consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.
VII.	CONCLUSION
For the reasons set forth in this Application, each of the Applicants respectively submits that the proposed Substitutions meet the standards of Section 26(c) of the 1940 Act, and respectfully requests that the Commission issue an order of approval pursuant to Section 26(c) of the 1940 Act and that such order be made effective as soon as possible.
The Applicants each acknowledge that reliance on any order of approval issued pursuant to this Application, if granted, depends upon compliance by each Applicant with all of the representations and conditions applicable to it, as set forth in this Application.
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VIII.	PROCEDURAL MATTERS RELATING TO THIS APPLICATION
A.
Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that written or oral communications regarding this Application should be directed to individuals and addresses specified on the cover of this Application.

B.	Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.
C.
Each Applicant represents that the undersigned is authorized to file this Application in the name and on behalf of the Applicant. All requirements of the charter documents of each Company have been complied with in connection with the execution and filing of this Application and the persons signing the Application are fully authorized to do so. Copies of the applicable resolutions are incorporated herein by reference as Exhibits A, B(1) and B(2).

D.	The verifications required by Rule 0-2(d) with respect to the filing of this Application are attached hereto as Exhibits C and D.

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SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940 as amended, TRANSAMERICA LIFE INSURANCE COMPANY has authorized this Application to be duly signed on its behalf and on behalf of its Separate Account Sixteen, in the State of Iowa on the 26th day of February, 2016.

TRANSAMERICA CORPORATE SEPARATE ACCOUNT SIXTEEN
TRANSAMERICA LIFE INSURANCE COMPANY

By            /s/ Karen Carpenter
Name:      Karen Carpenter
Title:          Assistant Vice President
Transamerica Life Insurance Company

29256378.3

 SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940 as amended, TRANSAMERICA PREMIER LIFE INSURANCE COMPANY has authorized this Application to be duly signed on its behalf and on behalf of its Corporate Account, in the State of Iowa on the 26th day of February, 2016.

WRL SERIES LIFE CORPORATE ACCOUNT
TRANSAMERICA PREMIER LIFE INSURANCE COMPANY

By            /s/ Karen Carpenter
Name:     Karen Carpenter
Title:         Assistant Vice President
Transamerica Premier Life Insurance Company

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EXHIBIT INDEX

Exhibit	Description
A
Resolutions of Transamerica Life Insurance Company Authorizing the Filing of the Application (Incorporated herein by reference to Initial Filing of Form N-6 registration statement filed October 9, 2003 (File No. 333-109579))

B
(1) Before the merger of Western Reserve Life Assurance Co. of Ohio with and into Transamerica Premier Life Insurance Company):  Resolutions of Western Reserve Life Assurance Co. of Ohio Authorizing the Filing of the Application (Incorporated herein by reference to Initial Filing of Form S-6 registration statement filed June 25, 1998 (File No. 333-57681))
(2) After the merger of Western Reserve Life Assurance Co. of Ohio with and into Transamerica Premier Life Insurance Company:  Resolutions of Transamerica Premier Life Insurance Company (formerly, Western Reserve Life Assurance Co. of Ohio) Authorizing the Filing of the Application (Incorporated herein by reference to Initial Filing of Form N-6 registration statement filed October 1, 2014 (File No. 333-199048))

C	Verifications of Transamerica Life Insurance Company and Transamerica Corporate Separate Account Sixteen
D	Verifications of Transamerica Premier Life Insurance Company and WRL Series Life Corporate Account

29256378.3

Exhibit A
Board Resolutions of Transamerica Life Insurance Company authorizing the filing of the Application—Incorporated herein by reference to Initial Filing of Form N-6 registration statement filed October 9, 2003 (File No. 333-109579)

29256378.3

Exhibit B(1)
(before the merger of Western Reserve Life Assurance Co. of Ohio with and into
Transamerica Premier Life Insurance Company)
Board Resolutions of Western Reserve Life Assurance Co. of Ohio Authorizing the Filing of the Application—Incorporated herein by reference to Initial Filing of Form S-6 registration statement filed June 25, 1998 (File No. 333-57681)

29256378.3

Exhibit B(2)
(after the merger of Western Reserve Life Assurance Co. of Ohio with and into Transamerica Premier Life Insurance Company)

Board Resolutions of Transamerica Premier Life Insurance Company (formerly, Western Reserve Life Assurance Co. of Ohio) Authorizing the Filing of the Application—Incorporated herein by reference to Initial Filing of Form N-6 registration statement filed October 1, 2014 (File No. 333-199048)

29256378.3

Exhibit C

VERIFICATION

The undersigned states that she has duly executed the attached Application dated February 26, 2016, for and on behalf of

Transamerica Life Insurance Company
Transamerica Corporate Separate Account Sixteen

that she is Assistant Vice President of Transamerica Life Insurance Company, and that all actions by shareholders, directors/trustees, and other bodies necessary to authorize the undersigned to execute and file this Application have been taken. The undersigned further states that she is familiar with such Application and the contents thereof, and the facts set forth therein, to the best of her knowledge, information and belief.

/s/ Karen Carpenter
Karen Carpenter
Assistant Vice President
Transamerica Life Insurance Company

29256378.3

Exhibit D

VERIFICATION

The undersigned states that she has duly executed the attached Application dated February 26, 2016, for and on behalf of

Transamerica Premier Life Insurance Company
WRL Series Life Corporate Account

that she is Assistant Vice President of Transamerica Premier Life Insurance Company, and that all actions by shareholders, directors/trustees, and other bodies necessary to authorize the undersigned to execute and file this Application have been taken. The undersigned further states that she is familiar with such Application and the contents thereof, and the facts set forth therein, to the best of her knowledge, information and belief.

/s/ Karen Carpenter
Karen Carpenter
Assistant Vice President
Transamerica Premier Life Insurance Company

29256378.3